EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

(in millions)	2012	2011	2010	2009	2008
Income (loss) before income tax benefit (expense)(A)	$(1,153)	$391	$340	$313	$120
Less: Net income attributable to non-controlling interests	(48)	(55)	(44)	(25)	—
Dividends from non-consolidated affiliates	7	4	5	59	85
Interest expense(B)	213	203	215	235	456
Debt amortization expense	46	44	38	16	13
Interest portion of rent expense(C)	21	18	19	18	17
Total earnings (loss)	$(914)	$605	$573	$616	$691

Capitalized interest	$9	$18	$4	$1	$5
Interest expense(B)	234	221	234	253	473
Debt amortization expense	46	44	38	16	13
Total fixed charges	$289	$283	$276	$270	$491

Ratio of earnings to fixed charges	—	2.14	2.08	2.28	1.41
Earnings shortfall	$(1,203)	$—	$—	$—	$—
________________
(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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